[redacted]

14040326

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mountain River Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 17th Street, Suite 2400
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James C. Parks (855)-799-6867
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EKS&H LLLP
(Name - *if individual, state last, first, middle name)*

7979 E. Tufts Avenue, Suite 400 (Address) Denver (City) CO (State) 80237-2843 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2014
04 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James C Parks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mountain River Securities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHRYN M. SUTHERLAND
Notary Public
State of Colorado
Notary ID: 20094000148
My Commission Expires Feb. 7, 2017

Notary Public

By: Mountain River Securities, Inc.

Signature

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of
Mountain River Holdings, Inc.)
(Formerly UW Investment Services, Inc.)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
December 31, 2013 and 2012

Filed Pursuant to Section 17 of the Securities Exchange
Act of 1934 and Rule 17a-5(e) Thereunder as a Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OM Number:	3235-0123
Expires:	
Estimated average burden hours per response. . .12.00	

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)
Denver, Colorado

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
December 31, 2013 and 2012

CONTENTS

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Mountain River Securities, Inc.
Denver, Colorado

REPORT ON THE FINANCIAL STATEMENTS

We have audited the accompanying financial statements of Mountain River Securities, Inc., formerly UW Investment Services, Inc. (the "Company"), a wholly owned subsidiary of Mountain River Holdings, Inc., which are comprised of the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mountain River Securities, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

OTHER MATTER

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

EKS+H LLLP

EKS&H LLLP

February 14, 2014
Denver, Colorado

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2013 and 2012

	2013	2012
Assets		
Cash	$ 51,962	$ 53,844
Accounts receivable and commissions receivable	-	1,300
Prepaid expenses	562	57
Deferred taxes	3,057	3,335
Total assets	$ 55,581	$ 58,536
Liabilities		
Accounts payable	$ -	$ 221
Accrued expenses	8,250	9,000
Current income tax payable	-	978
Total liabilities	8,250	10,199
Commitments and contingencies		
Stockholder's equity		
Common stock, $1 par value, 1,000,000 shares authorized; 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	1,071,908	1,071,908
Accumulated deficit	(1,025,577)	(1,024,571)
Total stockholder's equity	47,331	48,337
Total liabilities and stockholder's equity	$ 55,581	$ 58,536

See accompanying notes to financial statements.

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)
STATEMENTS OF OPERATIONS
Years Ended December 31, 2013 and 2012

	2013	2012
Revenue		
Sale of investment company shares	$ 3,084	$ 4,815
Securities and loan commissions	10,400	15,600
Total revenue	13,484	20,415
Operating expenses		
Regulatory fees	3,967	3,414
Accounting and legal	7,263	10,082
Outside services	1,128	3,088
Other	1,887	3,372
Total operating expenses	14,245	19,956
(Loss) income before income taxes	(761)	459
Income tax (expense) benefit	(245)	2,357
Net (loss) income	$ (1,006)	$ 2,816

See accompanying notes to financial statements.

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2013 and 2012

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances, December 31, 2011	$ 1,000	$ 1,071,908	$ (1,027,387)	$ 45,521
Net income	-	-	2,816	2,816
Balances, December 31, 2012	1,000	1,071,908	(1,024,571)	48,337
Net loss	-	-	(1,006)	(1,006)
Balances, December 31, 2013	$ 1,000	$ 1,071,908	$ (1,025,577)	$ 47,331

See accompanying notes to financial statements.

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities		
Net (loss) income	$ (1,006)	$ 2,816
Adjustments to reconcile net (loss) income to net cash from operating activities:		
Deferred taxes	278	(3,335)
Change in operating assets and liabilities		
Accounts receivable and commissions receivable	1,300	-
Prepaid expenses and other assets	(505)	(57)
Accounts payable and accrued expenses	(971)	1,221
Current income tax payable	(978)	978
Net cash (used in) provided by operating activities	(1,882)	1,623
(Decrease) increase in cash	(1,882)	1,623
Cash		
Beginning of year	53,844	52,221
End of year	$ 51,962	$ 53,844

See accompanying notes to financial statements.

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)
Notes to Financial Statements

NOTE 1 - ORGANIZATION

Mountain River Securities, Inc., formerly UW Investment Services, Inc. (the "Company"), is a broker-dealer registered with the SEC and the Financial Industry Regulatory Authority ("FINRA"). On May 24, 2011, Mountain River Holdings, Inc. ("Parent" or "Holdings") entered into a Stock Purchase Agreement with Matrix Bancorp Trading, Inc. ("Matrix"), a subsidiary of United Western Bancorp, Inc. ("United"), to purchase all the issued and outstanding shares of stock of the Company for cash. On October 17, 2011, the purchase was approved by FINRA and the transaction was completed on November 10, 2011.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records that are customarily kept by a clearing broker-dealer.

As of December 31, 2013 and 2012, the Company was not engaged in any businesses that require a clearing broker-dealer; however, before such time that it needs a clearing broker-dealer, it intends to engage such broker-dealer who will ultimately be responsible for payment of securities purchased and delivery of the securities sold by its customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents: The Company considers all unpledged temporary cash investments with a maturity at date of purchase of three months or less to be cash equivalents. During the years ended December 31, 2013 and 2012, no cash was paid for interest and there were no cash equivalents.

Concentrations of Credit Risk: The Company continually monitors its position with, and the credit quality of, the financial institutions with which it invests. As of the balance sheet date and throughout the year, the Company had no balances in excess of federally insured limits.

The Company grants credit in the normal course of business to its customers. The Company assesses the financial condition of its customers to reduce credit risk.

Fair Value: The carrying amounts of financial instruments, including cash, accounts receivable, and accounts payable, approximated fair value as of December 31, 2013 and 2012 because of the relatively short maturities of these instruments.

Revenue Recognition: Revenues from the sale of investment company shares, which represent fees from sales of mutual funds directed by clients, and securities and loan commissions revenues and expenses are recorded on a trade-date basis as securities transactions are executed.

Income Taxes: Until the purchase of the Company by the Parent on November 10, 2011, the Company's results of operations were included in the consolidated federal and state income tax returns of United. Subsequent to November 10, 2011, the Company's results of operations are included in federal and state income tax returns at the Company level.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the more-likely-than-not test, no tax benefit is recorded. This policy had no effect on the Company's financial statements.

The Company's federal and state income tax returns for tax years 2010 and 2009, respectively, and prior are no longer subject to examination under respective statutes of limitations.

If incurred, the Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Accounting Estimates and Assumptions: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events: The Company has evaluated all subsequent events through the independent auditors' report date, which is the date the financial statements were available for issuance. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

NOTE 3 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Securities transactions are introduced to and cleared through a clearing broker. At December 31, 2013 and 2012, the Company had terminated its agreement with its clearing broker and had not engaged a replacement clearing broker. The Company did not conduct any securities business during 2013 or 2012; however, it anticipates that future securities transactions will be introduced to and cleared through a clearing broker. Under the terms of its expected clearing agreement, the Company will be required to guarantee the performance in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily, and, pursuant to such guidelines, the Company may be required to maintain a deposit with the clearing broker and may be required to deposit additional collateral or reduce positions when necessary.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2013, the Company had net capital of $43,712, which was $38,712 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.19-to-1 at December 31, 2013. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

NOTE 5 - STOCKHOLDER'S EQUITY

On November 10, 2011, Matrix sold 100% of its ownership of Common Stock of the Company to Holdings, which renamed the Company Mountain River Securities, Inc. In accordance with the stock sale agreement, $7,000 was to remain in the Company and the remaining cash was to be distributed to the seller. The net amount distributed to United totaled $442,488 and was paid according to the terms of the agreement. Holdings contributed $43,000 in cash to the Company and caused $7,500 of the Company's accrued liabilities to be paid on behalf of the Company, as stated in the stock sale agreement, for a total capital contribution of $50,500 as of the date of the sale.

NOTE 6 – SECURITIES AND LOAN COMMISSIONS REVENUE

During 2013, the Company received notice that it would no longer be retained to service the Originator Fees (Interest-Only Strips) for SBA Loans that it had been servicing for many years. These service fees have been recorded as securities and loan commissions in the Company's financial statements and it will not receive these revenues in the future.

NOTE 7 – RELATED PARTY TRANSACTIONS

During 2013 and 2012, Holdings did not provide any services to the Company and the Company expects that all future services and expenses will be paid directly to third-party vendors and will not be shared with its parent.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Operating Leases: The Company's office space requirements are minimal, and therefore, there is no current lease.

Litigation: The Company is from time to time party to various litigation matters, in most cases involving ordinary and routine claims incidental to its business. The Company accrues liabilities when it is probable that the future costs will be incurred and such costs can be reasonably estimated. Such accruals are based upon developments to date, the Company's estimates of the outcome of these matters, and its experience in contesting, litigating, and settling other matters.

NOTE 9 – INCOME TAXES

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the differences between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that are not expected to be realized based on available evidence. The Company expects future taxable income and, therefore, believes it will recognize future benefits related to its deferred tax asset. The Company's temporary differences result entirely from accrued audit fees and result in a deferred tax asset of $3,057 and $3,335 as of December 31, 2013 and 2012, respectively.

The Company utilized approximately $4,500 in net operating loss carryforwards during 2012.

SUPPLEMENTARY INFORMATION PURSUANT
TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

Net capital		
Total stockholder's equity per the accompanying financial statements	$	47,331
Deductions and/or charges		
Non-allowable assets		
Prepaid expenses		562
Deferred taxes		3,057
Total non-allowable assets		3,619
Net capital	$	43,712
Aggregate indebtedness		
Items included in statements of financial condition		
Accrued expenses		8,250
Total aggregate indebtedness	$	8,250
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	550
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	38,712
Ratio: Aggregate indebtedness to net capital		0.19-to-1

The information on this schedule is in agreement, in all material respects, with that reported by the Company on the unaudited FOCUS Report, Part II, as of December 31, 2013.

Computation for Determination of Reserve Requirements:

None, as the Company is exempt from SEC Rule 15c3-3 pursuant to the provisions of Paragraph (k)(2)(ii) thereof.

Information Relating to Possession or Control:

None, as the Company is exempt from SEC Rule 15c3-3 pursuant to the provisions of Paragraph (k)(2)(ii) thereof.

The information on this schedule is in agreement, in all material respects, with that reported by the Company on the unaudited FOCUS Report, Part II, as of December 31, 2013.

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Mountain River Securities, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements of Mountain River Securities, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the SEC, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

DENVER • FORT COLLINS • BOULDER
EKS&H LLLP

Board of Directors
Mountain River Securities, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 and 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EKS+H LLLP

EKS&H LLLP

February 14, 2014
Denver, Colorado

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

Board of Directors
Mountain River Securities, Inc.
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Mountain River Securities, Inc. (the "Company") and the SEC, Financial Industry Regulatory Authority, and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the AICPA. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences, if applicable.

DENVER • FORT COLLINS • BOULDER
EKS&H LLLP

Board of Directors
Mountain River Securities, Inc.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EKS+H LLLP

EKS&H LLLP

February 14, 2014
Denver, Colorado

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047565 FINRA DEC
MOUNTAIN RIVER SECURITIES 17*17
MOUNTAIN RIVER SECURITIES INC
700 17TH ST STE 2400
DENVER CO 80202-3521

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jim Parks (855)799-6867

2. A. General Assessment (item 2e from page 2)		$ 34
B. Less payment made with SIPC-6 filed (exclude interest)		(22)
______ Date Paid		
C. Less prior overpayment applied		(-)
D. Assessment balance due or (overpayment)		12
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		-
F. Total assessment balance and interest due (or overpayment carried forward)		$ 12
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 12	
H. Overpayment carried forward	$(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mountain River Securities
(Name of Corporation, Partnership or other organization)

James C Parks
(Authorized Signature)

CFO
(Title)

Dated the 28th day of January, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 13,484
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	-
2d. SIPC Net Operating Revenues	$ 13,484
2e. General Assessment @ .0025	$ 34 (to page 1, line 2.A.)